June 19, 2015

FILED ON EDGAR

Larry Spirgel
Assistant Director
United States Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE: AMERICATOWNE, INC.
FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2014, AS AMENDED
FILED APRIL 16, 2015
FORM 10-Q FOR FISCAL QUARTER ENDED MARCH 31, 2015, AS AMENDED
FILED MAY 15, 2015
FILE NO. 000-55206

Dear Mr. Spirgel:

This letter is in response to your June 5, 2015 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the "Company"). I have been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments. Furthermore, the Company feels compelled to advise the Commission that certain responses identified herein will be incorporated into the Company's amended Form S-1, which the Company intends on filing upon final comment by the Commission on the Form 10-K and Form 10-Q that serve as the subject to this response.

Form 10-K/A for Fiscal Year Ended December 31, 2014

Item 1. Business

1.      Please advise at the onset of your discussion to clearly and succinctly state what comprises AmericaTowne's business. Refer to Item 101 of Regulation S-K. Clearly identify those aspects of your business that are currently operational, and those which are at this point aspirational in nature only.

Response: The Company will clearly identify aspects of its business that are currently operational, and those that are aspirational in nature, only. Our mission statement reads as follows: "AmericaTowne is to be a world-class, globally respected and profitable company, providing value to its customers, the environment and the lives of the people we service." This statement is a forward-looking statement; however, the Company has already made strides in facilitating relationships intended to advance its mission.

The Company's aim is to provide upper and middle-income consumers in China with "Made In The USA" goods and services allowing customers to experience the United States' culture and lifestyle. In achieving this objective, our focus is to create a $2.4 billion enterprise through four initiatives:

(1) The development of a United States International Trade Center in Meishan Ningbo China with employees and/or independent contractors focusing on advancing our initial business objective, which is to be the "go-to" place for all things "Made In The USA."

(2) The development of upwards of 20 AmericaTowne communities in China with each community consisting of upwards of 50 United States based companies, and upscale hotels, villas, children theme parks, senior care and educational facilities - all based upon United States culture and lifestyle.

(3) The development of an internet platform in Chinese to complement (1) and (2), above, focusing on importing "Made In The USA" goods and services to China through internet sales.

(4) The development of franchise operations in the United States and internationally to support and advance the above-referenced initiatives.

These initiatives are admittedly aspirational in nature. Our intent is to accomplish the majority, if not all, of our initiatives, but there is no assurance we will or that our financing needs to meet our initiatives will be met.

The Company currently has 10 exporters in our export program. Our intention is to bring the United States International Trade Center in Meishan Ningbo China online in 2015. We expect to complete our initial trade operations with our exporters in 2015. In addition, our office in Raleigh, North Carolina is operational and serves as our base and model for our export franchise operations planned in the United States and other locations. The AmericaTowne Community planned in China and our Internet operations with Chinese websites planned are not yet operational. While we plan to have robust operations in the United States and international locations to support the AmericaTowne concept and trade center, we expect the bulk of our operations and revenue will come from China.

China's economy and its government impact our revenues and operations. While we have an agreement in place with the government in Meishan Ningbo China to operate the United States International Trade Center in Meishan Island China, there is no assurance that we will operate the center successfully. Additionally, the Company will need government approval in China to operate other aspects of our business plan. There is no assurance that we will be successful in obtaining approvals from government entities to operate other aspects of our business plan.

Corporate History, page 7

2.      Please refer to the last paragraph. Tell us how you accounted for the stock exchange. Refer to your basis in the accounting literature.

Response: The Company acknowledges that the Stock Exchange Agreement between the Company and Yilaime Corporation of NC ("Yilaime NC") in October of 2014, as disclosed in prior filings, needs further clarification. On October 8, 2014, the Company had entered into the Stock Exchange Agreement, and proceeded to disclose it on Form 8-K on October 10, 2014.

The Company had represented that the Stock Exchange Agreement closed, or would be effective, as of October 13, 2014 in order to allow for sufficient time to process the exchange of stock; more specifically, the Company's issuance of 3,616,059 shares of common stock to Yilaime NC in consideration of Yilaime NC issuing the Company a total of 10,848,178 shares of its common stock, as part of an intended reorganization under Section 368 of the Internal Revenue Code of 1986. The Company and the undersigned was under the mistaken impression that the stock had indeed been issued by its transfer agent at that time, and all subsequent disclosures had represented that the stock had been indeed been issued. However, due to an unintentional oversight, and frankly, just a simple clerical error, the stock was not actually issued until May 14, 2015. The issuance was subsequently disclosed on Form S-1 and Form 10-Q, as amended. In order to clarify this issue further, the Company intends on amending its Form 10-K to reflect that the shares had not been issued by the end of the 2014 fiscal year.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues and Cost of Sales, page 47

3.      Please tell us and disclose how you recognized the $194,304 of revenue generated primarily from the Export Service agreement. Also, tell us and disclose the nature of the related cost of revenues ($52,113) since the service fee revenues provided through Yilaime Corporation are recognized on a net basis. Further, please expand upon the discussion of the nature of these sales to related parties and whether under the Service Provider Agreement with Yilaime.

Response: The $194,304 in revenues came primarily from the Export Service Agreements from the following four exporters: (a) Bamyline Services in the amount of $55,500, (b) Nadia Emhirech in the amount of $36,000, (c) Janssen Farms Inc. in the amount of $50,000, and (d) World Empowerment Import and Export in the amount of $55,000. The revenues generated from Grandeur on Demand LLC in the amount of $28.00 and Landmark Motors in the amount of 74.89 were amortized over the life of the 15 year occupancy agreements. These sales were generated through the Service Provider Agreement with Yilaime.

Pursuant to the Company's Service Agreement with Yilaime, Yilaime paid the Company $50,000 for an "Operations Fee". The Operations Fee is the result of an agreement that Yilaime has with the Company to act as an exclusive representative for the Company. The Operations Fee is not related to the $52,113 in costs of revenues.

The related costs of revenues of $52,113 were costs associated with the Service Provider Agreement with Yilaime whereby services rendered and fees and commissions due for exporters were as follows: Bamyline Services $5,250; Nadia Emhirech $3,600; Janssen farms $5,000; World Empowerment $5,500.00; Yilaime follow-on support $32,548. The costs associated with Grandeur on Demand LLC ($19.00) and Landmark Motors ($34.00) were amortized over the life of the fifteen-year occupancy agreements.

Cash Provided by Operating Activities, page 49

4.      Please refer to the first sentence of the second paragraph. Expand to discuss in detail your plans for the next twelve months since your insufficient cash to operate your business at the current level.

Response: Our net profit for the periods ending December 31, 2014 and March 31, 2015 was the main contributing factor for our positive operating cash flow. As of December 31, 2014 and March 31, 2015, the Company had the minimum amount of cash to operate its business at the current level for the next twelve months, but insufficient cash to achieve our business goals and initiatives set forth above. To address the cash situation, the Company continues to manage its cash accounts and receivables closely.

To date, we have been able to meet nearly all of our account payable obligations within a five to ten day window. If required, we can extend this window to improve our cash flow position. Additionally, we have a plan to increase sales. There is no assurance that we will be able to maintain this level of operations.

The success of our business plan beyond the next twelve months is contingent upon us growing our business, keeping costs down, increasing revenue and obtaining additional equity and/or debt financing. We intend to fund operations through our pro-active efforts to monitor receivables, and debt and/or equity financing arrangements, which may be insufficient to fund our capital expenditures, working capital, or other cash requirements. We do not have any formal commitments or arrangements for the sales of stock or the advancement or loan of funds at this time. There is no assurance that such additional financing will be available to us on acceptable terms, or at all or that our receivable plan will be effective in the future.

Recent Accounting Policies, page 53

5.      Please delete the example of an apparel company since you are not an apparel company.

Response: The Company will take the action requested.

6.      Please delete the links to YouTube and the SEC archives as support for disclosures of your multiple-deliverable revenue arrangements.

Response: The Company will take the action requested.

Balance Sheet, page F-3

7.      Please tell us and disclose the nature of the accounts receivable. Also, disclose your accounting policy for such receivables, including the allowance for doubtful accounts receivable pursuant to ASC 310-10-50.

Response: The Company's response assumes the comment is related to the Balance Sheet of the subject Form 10-K and Form 10-Q. The nature of the net accounts receivable for December 31, 2014 in the amount of $143,132 are for Export Service Agreements with the following exporters: (a) Bamyline Services in the amount of $55,500, (b) Nadia Emhirech in the amount of $36,000, (c) Janssen Farms Inc. in the amount of $50,000, and (d) World Empowerment Import and Export in the amount of $55,000.

The nature of the net accounts receivable for March 31, 2015 in the amount of $265,203 are for Export Service Agreements with the following exporters: (a) Bamyline in the amount of $34,000), (b) Janssen Farms in the amount of $31,112, (c) Nadia Emhirech in the amount of $28,200, (d) World Empowerment Import Export in the amount of $36,796, (e) Bett & Ndung Exporters in the amount of $46,025, (f) Society Cooperative Pour Transaction Auricles in the amount of $45,020, (g) World Class International Development in the amount of $53,000, and (h) Yilaime in the amount of $2,818. The Company budgets for doubtful accounts as a bad debt expense and generally reflects it on its books as 5% of receivables.

As part of the Company's amended 10-Q, it intends on adding the following under Note 2 (Summary of Significant Accounting Policy): "Accounts' receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollected amounts through a charge to earnings and a credit to an allowance for bad debts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for bad debts and a credit to accounts receivable." The Company also intends on inserting under Note 4, the following, which includes the bad debt expense of $12,368 for the fiscal year ended December 31, 2014:

December 31
2014
Accounts receivable	$155,500
Less: Allowance for doubtful accounts	(12,368)
$143,132

Notes to Financial Statements

Note 1. Organization and Description of Business, page 1

8.      Please refer to the last paragraph. Revise to disclose the nature of your business instead of Yilaime consistent with the description of you on pages 7 through 12.

Response: The Company will take the action requested.

9.      Please provide the nature of your development stage activities in accordance with ASC 915-235-50.

Response: The Company will take the action requested. In further response, the Company will disclose that as of December 31, 2014, the Company was still in development stage activities. The Company will amend on Form 10-K to reflect in Note 1 the following: "The Company is in the development phase and intends to be in the business set forth in the forward-looking statements herein. As such, the Company is subject to all risks inherent in the establishment of a start-up business enterprise."

Note 2. Significant Accounting Policies

Income Taxes, page 3

10.      Please provide the disclosures for income taxes per ASC 740-10-50.

Response: The Company will take the action requested. In further response, the Company will disclose the following related to income taxes:

The Company was established under the laws of the State of Delaware and is subject to U.S. federal income tax and Delaware state income tax. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. On December 31, 2014, there is no deferred tax assets and liabilities. The Company accrued $15,394 income tax for the year ended December 31, 2014 and has this amount of income tax liability as of December 31, 2014.

Change in Policy on Recognizing Revenue, page 4

11.      Please delete this disclosure since the adjustments are reflected in your financial statements.

Response: The Company will take the action requested.

Revenue Recognition, page 7

12.      Please delete the links to YouTube and the SEC archives as support for disclosures of your multiple-deliverable revenue arrangements.

Response: The Company will take the action requested.

13.      Please refer to "Yilaime as in independent contractor to the Company." Since Mr. Perkins is your CEO and CFO and the sole shareholder of Yilaime, please delete the "independent" reference.

Response: The Company will take the action requested.

Item 9A. Controls and Procedures, page 56

14.      Please provide a statement pursuant to the instructions to Item 308 of Regulations S-K.

Response: The Company will take the action requested; more specifically, on its amended 10-K, the Company will disclose that no events occurred requiring disclosure under Item 304 of Regulation S-K during the subject fiscal year, and will further disclose "Controls and Procedures" and "Management's Report on Internal Control over Financial Reporting."

Form 10-Q/A for Fiscal Quarter Ended March 31, 2015

Notes to Financial Statements

Note 1. Organization and Description of Business, page 7

15.      Please delete the sentence referencing the Commission's review of your Form 8-K filing dated March 2, 2015.

Response: The Company will take the action requested

16.      Please revise the reference to your September 30, 2014 financial statements to the current quarter.

Response: The Company will take the action requested; more specifically, the Company will replace "September 30, 2014" with "March 31, 2015".

Income Taxes, page 3

17.      Please provide the disclosures for income taxes per ASC 740-10-50.

Response: The Company will take the action requested. In further response, the Company will disclose the following related to income taxes:

The Company was established under the laws of the State of Delaware and is subject to U.S. federal income tax and Delaware state income tax. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. On March 31, 2015 and December 31, 2014, there is no deferred tax assets and liabilities. The Company had tax liability of $15,349 on March 31, 2015 and December 31, 2014.

Change in Policy on Recognizing Revenue, page 9

18.      Please delete this disclosure since the adjustments are reflected in your financial statements.

Response: The Company will take the action requested.

Revenue Recognition, page 11

19.      Please delete the links to YouTube and the SEC archives as support for disclosures of your multiple-deliverable revenue arrangements.

Response: The Company will take the action requested.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

20.      Please provide your discussion pursuant to Item 303(b) of Regulation S-K.

Response: We plan to earn revenues and income, and generate cash, by focusing on our four core business operations and initiatives, as set forth above. At this point, the Company's revenue is generated from our Service Provider and Exporter Service Agreements. We generate revenues and cash by servicing these agreements. We work with exporters carefully and focus on our accounts receivable as part of managing our projected tight liquidity position. Additionally, we work with exporters closely in developing export strategies for the goods and services they planned to export.

At present, the bulk of our operations takes place at our Raleigh, North Carolina office, which acts as a model for plans for our United States Trade Center Operations. We are in the process of outfitting our operations in Meishan, China. We have hired a full-time manager to operate the facilities located at Meishan and selected our first exporter, and the products we plan to export. Additionally, we are working with the Meishan Port Authorities to ensure that our operational procedures are in compliance with various import laws at Meishan.

Our short-term operational objectives are to develop our exporter pipeline, grow revenues and increase operations and facilities in the United States while bringing our facility online in Meishan, China. Our focus currently is on enhancing our exporter base, including working with state export agencies to identify exporters as well as sources of goods and services made in the United States that are in demand in China. Along with increasing our United States operations, we are hoping to identify additional key staff in the United States and China that can help us implement our plan. While we feel optimistic about meeting the challenges as well as the opportunities before us, there is no assurance that we will be able to meet the challenges or take advantage of opportunities we perceive are available.

To achieve its long-term objectives, the Company intends on shifting its revenue stream from a United Stated-based to a China-based stream by fully operating all planned activities at the planned Meishan trade center, and activities within our AmericaTowne complexes and Chinese-based internet sites. Each of the Company's four core initiative present challenges, risks, and opportunities.

We believe that we see positive trends in the export area. Additionally, the Company plans to pursue opportunities in export not often thought of as an "exported commodity." Along with our planned core AmericaTowne communities, trade centers in the United States and China, and internet operations, the Company plans on pursuing opportunities that are traditionally not thought of as an export commodity.

There is no assurance we will be able to pursue these opportunities successfully. Additionally, our short and long-term liquidity position is impacted by the success we achieve in implementing our plans. We do plan on pursuing the full range of available funding opportunities. Additionally, we expect to help those in our exporting program with funding opportunities and various programs that may be available to them in the private community, and at the state and national level within the United States.

Additionally, going forward we expect to take advantage of the various export tax laws that will help our cash flow position as well as assist our exporters with their growth. There is no assurance that our plans will be successful. There will be cost to bring all of the planned facilities online in China, including the costs involved with the Trade Center in Meishan, China. While we do have a plan to cover these costs, there can be no assurance that our plan will be successful. While we have discussed the possibility of outside investments in various forms, there are no agreements in place or any assurance that they will be realized in the future.

The uncertainty of implementing our business plan in China and the various laws and policies in China and how they may impact our Company going forward is real. There is no assurance that we will be able to navigate the laws and policies at the national or local level that will allow us to achieve objectives outlined in our business plan. Though our results of operations thus far have been effective, there can be no assurance that we will obtain the same results going forward.

Please feel free to contact me with any further comments or questions.

Very truly yours,
PAESANO AKKASHIAN, PC

/s/Anthony R. Paesano Anthony R. Paesano

[Statement of Chairman of the Board and President on Next Page]

Statement of Chairman of the Board and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Alton Perkins
Alton Perkins
Chairman of the Board
President